EXHIBIT 99.1

Internet Gold Announces Withdrawing of the Appeal of NASDAQ Determination Regarding Delisting

Ramat Gan, Israel – November 27, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or "Internet-Gold") (NASDAQ Global Select Market and TASE: IGLD).

As disclosed on October 24, 2019, the Company received written notification (the “Notification”) from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company’s ordinary shares were subject to delisting from the Nasdaq Global Select Market, pending the Company’s opportunity to request a hearing before the Nasdaq Hearings Panel (the “Panel”). On October 30, 2019 the Company announced that it had requested a hearing before the Panel (the “Appeal”). At that time, we indicated that there can be no assurance that the Appeal would be successful. On November 21, 2019 the Company updated that following discussions with the Nasdaq Staff, it is considering whether to withdraw the Appeal.

After careful consideration, the Company today announced that following several discussions with the Nasdaq Staff and in order to limit the expenses for such Appeal process, the Board of Directors convened and decided to withdraw the Appeal.

The withdrawal of the Appeal is expected to result in a suspension from trading on Nasdaq on or about December 2, 2019 after which trading may still occur over the counter. The Company currently plans to maintain its listing on the Tel Aviv Stock Exchange.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet-Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000